Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004

Tel: +1.212.859.8000

Fax: +1.212.859.4000

www.friedfrank.com

March 26, 2021

Via E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Shainess, Esq.

Special Counsel

Office of Mergers and Acquisitions

Re:	TEGNA Inc.

Response to SEC Letter, dated March 25, 2021

File No. 001-06961

Dear Mr. Shainess:

We refer to your letter dated March 25, 2021, with comments to the Preliminary Proxy Statement on Schedule 14A filed on March 17, 2021 and the DFAN 14A filed on March 18, 2021, by Standard General L.P. (“Standard General”) and the other participants named therein with respect to TEGNA Inc. (“TEGNA”). Please see below our responses to your comments.

Preliminary Proxy Statement on Schedule 14A filed on March 17, 2021

1.	Describe your nominees’ plans for changes at TEGNA, if elected to the board, including with respect to driving improvements in operations and maximizing value for all shareholders.

We note the Staff’s comment. We have revised the disclosure at page 8 of the preliminary proxy statement.

2.	Please revise this section to explain why you are recommending that shareholders vote “against” the advisory proposal to approve the compensation of the Company’s named executive officers.

We note the Staff’s comment. We have revised the disclosure at page 12 of the preliminary proxy statement.

3.	Please ensure that the proxy card is clear as to where write-in exceptions should be written on the card and that sufficient space is provided for multiple names to be written in.

We note the Staff’s comment. We have revised the disclosure in the proxy card of the preliminary proxy statement.

4.	We note language on the proxy card indicating that Standard General has reserved the right to nominate substitute person(s) if the Company takes certain actions. Please advise us of the legal basis for the authority to vote for any substitute persons given that that the deadline for such nominees appears to have passed.

We note the Staff’s comment. We have deleted this sentence on page 9 and the proxy card of the preliminary proxy statement.

New York • Washington • London • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

March 26, 2021

DFAN14A filed on March 18, 2021

5.	You must avoid making statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct absent reasonable factual foundation. Please tell us, or disclose, the factual foundation for your statements suggesting the existence of “deeper biases present in upper management” and insinuating that the Board intended “to exonerate Mr. Lougee as quickly as possible.”

The reference to “deeper biases present in upper management”:

We note the Staff’s comments. However, the letter sent by Standard General to TEGNA did not accuse TEGNA of “deeper biases.” It simply stated that Standard General questions whether the incident with Mr. Lougee “could reflect deeper biases present in upper management” (emphasis added) and noted data indicating that TEGNA lags on key diversity metrics -- which could reflect a more widespread issue. By the Company’s own reporting, only 6.8% of the ‘Management’ team are Black or African American (as disclosed by TEGNA in its 10-K filed on March 1, 2021).

The language “the Board intended to exonerate Mr. Lougee as quickly as possible”:

We note the Staff’s comments. However, the letter sent by Standard General to TEGNA simply stated that “The focus of the investigation the Board conducted appears to have been to exonerate Mr. Lougee as quickly as possible.” (emphasis added). Rather than taking this sentence out of context, please refer to the detailed discussion that precedes it:

“Mr. Hoffman’s account raised serious concerns regarding potential racial bias in the C-suite of one of the nation’s leading media companies that serves local communities across the United States. Whether it turns out that these incidents with Mr. Hoffman were an aberration or part of a larger record of problematic conduct, the investigation raises red flags.

• At no point did anyone speak to or reach out to Mr. Hoffman, the wronged party in this incident and in subsequent encounters with Mr. Lougee.

• At no point did Mr. Lougee offer an apology to Mr. Hoffman, which, subsequently, Mr. Lougee made false claims about.

• When asked by a media publication why the Board did not reach out to Mr. Hoffman, a “source close to TEGNA” stated, “Lougee had not disputed the incident, so the facts were not an issue. As to an offer to compensate Hoffman over the incident, the source said the company was convinced that did not happen.” That statement claims that no facts were in dispute and then proceeds to dispute those very facts. The Board cannot know the facts without talking to the wronged party, which is why we are calling for this investigation.

• In Mr. Lougee’s letter to employees he suggests that he “ran into Mr. Hoffman and mistakenly thought he was a hotel valet.” However, per Mr. Hoffman’s account, which was released publicly, Mr. Lougee sat one seat away from Mr. Hoffman at the head table at an industry event and conversed with him over lunch immediately prior to the incident.

Fried, Frank, Harris, Shriver & Jacobson LLP

March 26, 2021

• Mr. Lougee’s recounting of the incident is inconsistent with how the event actually transpired and omits critical details provided by Mr. Hoffman.

In the face of these red flags, we do not understand how the Board reached the conclusion that this “review” met the basic requirements of the Board’s fiduciary duty.”

We believe the facts (which Standard General laid out in its letter) support the conclusion that this was neither a complete nor an independent investigation. Coincidentally, TEGNA completed a brief “review” and announced the results immediately prior to filing its preliminary proxy statement. The brief time frame in which the Board’s “review” occurred thus appears to be both contrived and inconsistent with the diligent and comprehensive investigation boards of directors of public companies are expected to conduct into any allegation of executive misconduct.

We note that it is not only Standard General questioning the integrity of the Board’s review. Mr. Hoffman himself publicly questioned the integrity and independence of the TEGNA Board’s “review” in his letter to the Chairmen of the TEGNA Board and its Nominating and Governance Committee. See article published by Broadcasting+Cable on March 16, 2021 and filed by Standard General as a DFAN14A on March 18, 2021.

For these reasons, we respectfully submit that there is ample factual foundation for Standard General to raise a question concerning the motives of the TEGNA Board in this circumstance.

Please contact Warren de Wied at (212) 859-8296 or Phil Richter at (212) 859-8763 if you have any questions regarding this letter.

Very truly yours,

Warren de Wied

CC:	Gail Steiner

Partner, General Counsel and Chief Compliance Officer

Standard General L.P.